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                          October 10, 2023

       Robert Groesbeck
       Co-Chief Executive Officer
       Planet 13 Holdings Inc.
       2548 West Desert Inn Road, Suite 100
       Las Vegas, NV 89109

       Larry Scheffler
       Co-Chief Executive Officer
       Planet 13 Holdings Inc.
       2548 West Desert Inn Road, Suite 100
       Las Vegas, NV 89109

                                                        Re: Planet 13 Holdings
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 2,
2023
                                                            File No. 333-274829

       Dear Robert Groesbeck:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Kevin Roggow, Esq.